
Mark Bradford (b. 1961)
Initial Offering Price
$4,756,000
Offering Circular
sec.gov
Similar Sales
Record Price
Repeat Sales
$10m
$8m
$6m
$4m
$2m
$0
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Over the past two years, the average price paid for a work by Bradford increased substantially. In 2022, the average price was just over $800K and in 2023 it shot up to over $2 million dollars, a 140%-plus increase.
INVESTMENT THESIS
Annual Growth of Record Price
34.2%
Sharpe Ratio (2010-2023)
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Mark Bradford
Not enough data
All Art
0.48
S&P 500
0.91
44% Progress
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Mark Bradford

(b. 1961)

Why we like this offering

1. Mark Bradford was one of the 2009 recipients of the prestigious MacArthur Fellowship, more commonly known as the "Genius Grant," and in 2017 the artist represented the United States at the 57th Venice Biennale.
2. Paintings by Mark Bradford between $1 million and $5 million have been sold 37 times between 2000 and 2023, showing this as one of the more liquid price ranges to collect of the artist's work.
3. The Painting comes from Bradford's series which the Painting's title is derived from. According to Rose Art Museum, where the series was exhibited in 2014, the series and Painting title reference the sea monsters that are often depicted in medieval and Renaissance maps. These creatures were often used to represent the unknown and the dangers that lay beyond the known world. In the Painting, the sea monster can be seen as a metaphor for the challenges and uncertainties of life.
4. The Painting's surface is made up of a variety of materials, including paint, paper, and fabric. These materials were collected from a variety of sources, including thrift stores, flea markets, and the artist's own studio. The materials were then layered and manipulated to create a complex and textured surface.
5. Opened in April 2022, Bradford was selected to participate in a major exhibition showcasing 12 of the most acclaimed African American artists working today, titled "A Movement in Every Direction: Legacies of the Great Migration" and co-organized by the Baltimore Museum of Art and Mississippi Museum of Art.

6. As of June 15, 2023, identically sized, textured collage works with cartographic characteristics have achieved some of the artist's highest prices at auction: "Ghost Money" (2007) sold for $6,984,500 at Christie's, New York on October 6, 2020, "Promise Land" (2012) sold for $7,539,000 at Christie's, New York on November 12, 2019, and "Boreas" (2007) sold for $7,625,000 at Christie's, New York on May 17, 2018 and is Bradford's third auction record.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$5,871,400	7	$10,410,000

Turnover by Year


40.9M
30.7M
20.5M
10.2M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned

Sold Unsold


19
14.25
9.5
4.75
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	**$4,756,000**
Offering Circular	sec.gov/edgar

Painting







About Mark Bradford

Mark Bradford (b. 1961 in Los Angeles) is a contemporary artist best known for his large-scale abstract paintings created from everyday materials. His work explores social and political structures that objectify marginalized communities and vulnerable populations. Bradford's unique artistic language is characterized by its formal, material, and conceptual complexity.

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MARK

BRADFORD

b. 1961, LOS ANGELES



INITIAL OFFERING

$4,756,000

HISTORICAL APPRECIATION OF SIMILAR WORKS[2]

13.6%

RECORD PRICE GROWTH[3]

35.6%

MEDIAN REPEAT SALE PAIR APPRECIATION[4]

6.3%

Mixed media on canvas | 102 × 144 inches (259 × 366 cm)

Mark Bradford is one of the most important and influential American artists of the 21st century, best known for his large scale mixed media collage paintings.

Mark Bradford (b. 1961, Los Angeles) is one of the most important and influential American artists of the 21st century, best known for his large scale mixed media collage paintings. Born to a single mother, Bradford was raised in the West Adams neighborhood of Los Angeles, and moved with his family to Santa Monica in 1972. As a child, the artist created signs for his mother's hair salon and developed a love of reading. After Bradford graduated from high school in 1979, he continued to work at the salon, and in the early 1980s began to travel to Europe regularly. Bradford had been considering the possibility of becoming an artist, and in 1990 he was accepted to a new residency and mentorship program at Santa Monica College (SMC) where a teacher at the college recommended he attend a professional art school. Bradford entered the prestigious California Institute of the Arts (CalArts) program in 1991 with a full scholarship and focused on art theory, while he experimented with photography, video and other media. As a graduate student at CalArts from 1995 to 1997, Bradford concentrated on painting, and the year following graduation, his first solo exhibition, "Floss," was hosted by the San Francisco Art Institute. Bradford's first major body of work, which he began in 2001, incorporated collaged end papers, a material the artist once used to style hair at his mother's salon. Two paintings from the series were included in the traveling group exhibition "Freestyle," organized by the Studio Museum in Harlem in 2001, which introduced an important new generation of 28 young black artists, including Julie Mehretu and Rashid Johnson. Soon after the show, Bradford's works were exhibited on three separate occasions by the Whitney Museum of American Art in New York: a solo exhibition in 2003 at the project space Altria titled "Very Powerful Lords," the 2006 Whitney Biennial, and a 2007 solo exhibition held at the museum, titled "Neither New nor Correct: New Work by Mark Bradford." Bradford exhibited with the New York gallery Sikkema Jenkins & Co. from 2005 to 2012, with White Cube from 2013 to 2014, and in 2015, agreed to exclusive representation with global mega-dealer Hauser and Wirth.

The Painting is a monumental example of Mark Bradford's map-inspired works referred to by the artist as "social abstraction." Bradford's process consists of layering materials sourced from signs, billboards, hardware stores and discarded street ephemera which he then physically distresses in various ways. By 2007 Bradford began using siliconized caulk, string and cord to draw and create map grids with complex textures. For works, such as the painting, Bradford built up, and subsequently, excavated the surface to reveal underlying layers. The Painting comes from Bradford's "Sea Monsters" series which the Painting's title is derived from. According to Rose Art Museum, where Sea Monsters series was exhibited in 2014, the series and Painting title reference the sea monsters that are often depicted in medieval and Renaissance maps. These creatures were often used to represent the unknown and the dangers that lay beyond the known world. In the Painting, the sea monster can be seen as a metaphor for the challenges and uncertainties of life. The Painting depicts a blue and green sea with a yellow, red and black creature emerging from the depths of the sea. The painting's colors are inspired by the ocean and the natural world. The Painting's surface is made up of a variety of materials, including paint, paper, and fabric. These materials were collected from a variety of sources, including thrift stores, flea markets, and the artist's own studio. The materials were then layered and manipulated to create a complex and textured surface. As of May 24, 2023, identically sized, textured collage works with cartographic characteristics have achieved some of the artist's highest prices at auction: "Ghost Money" (2007) sold for $6,984,500 at Christie's, New York on October 6, 2020, "Promise Land" (2012) sold for $7,539,000 at Christie's, New York on November 12, 2019, and "Boreas" (2007) sold for $7,625,000 at Christie's, New York on May 17, 2018 and is Bradford's third auction record. The Painting's vibrant color, institutional history of the series, year, scale and execution make it a highly desirable work by Mark Bradford.

AS OF MAY 20, 2022, THE ARTIST'S TOP AUCTION RECORDS ARE LED BY *HELTER SKELTER I* (2007), WHICH SOLD FOR £8,671,500 ($11,979,850) AT PHILLIPS, LONDON ON MARCH 8, 2018, FOLLOWED BY *HELTER SKELTER II* (2007), WHICH SOLD FOR $8,475,250 AT PHILLIPS, NEW YORK ON MAY 16, 2019, AND *BOREAS* (2007), WHICH SOLD FOR $7,625,000 AT CHRISTIE'S, NEW YORK ON MAY 17, 2018.

AUCTION RESULTS FOR SIMILAR WORKS[1]


$8M
$6M
$4M
$2M
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Mark Bradford has been the subject of numerous museum exhibitions across the United States and internationally. From 2010 to 2012, a major eponymous retrospective of the artist's work was curated by the Wexner Center for the Arts in Chicago, and traveled to the Institute of Contemporary Art in Boston, the Museum of Contemporary Art in Chicago, the Dallas Museum of Art, and the San Francisco Museum of Modern Art. More recent solo institutional exhibitions featuring Mark Bradford's work have been held at the Modern Art Museum of Fort Worth in Texas in 2020, at The Long Museum in Shanghai in 2019, and at the Hirshhorn Museum and Sculpture Garden in Washington, D.C. and the Museum of Fine Arts in Boston in 2017. Mark Bradford also represented the United States in the American Pavilion at the 57th Venice Biennale in 2017. Notably, Mark Bradford was one of the 2009 recipients of the prestigious MacArthur Fellowship, more commonly known as the "Genius Grant," and he co-founded Art + Practice, a nonprofit foundation for young adults in the Leimert Park neighborhood of Los Angeles. The artist's works are included in the permanent collections of prominent institutions, such as the Los Angeles County Museum of Art, the Museum of Modern Art in New York, the Tate Gallery in London and the Walker Art Center in Minneapolis. As of May 22, 2023, the artist's top auction records are led by "Helter Skelter I" (2007), which sold for £8,671,500 ($11,979,850) at Phillips, London on March 8, 2018, followed by "Helter Skelter II" (2007), which sold for $8,475,250 at Phillips, New York on May 16, 2019, and "Boreas" (2007), which sold for $7,625,000 at Christie's, New York on May 17, 2018.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart below captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Mark Bradford with the following criteria: works on canvas executed from 2007 to present, measuring between 60 x 60 and 160 x 160 and executed in a horizontal composition. The set excludes works with endpapers and square cut paper. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 13.6% CAGR implied from selected sales occurring from October 15, 2010 to May 15, 2023.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Mark Bradford have a record price compound annual growth rate ("CAGR") of 35.6% from November 13, 2008, to December 31, 2022. This calculation is based on (i) a record price of $140,000 on November 13, 2008, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $10,361,400, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Mark Bradford is 6.3%, which is based on 3 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Mark Bradford was May 11, 2011 and ending on the last date a repeat sale occurred for such artist, which in the case of Mark Bradford was October 7, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.